UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File #001-33674
CUSIP # 00846L 10 1
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AgFeed Industries, Inc.

Full Name of Registrant

 Former Name if Applicable

744 Horizon Court, Suite 350

 Address of Principal Executive Office (Street and Number)

Grand Junction, Colorado  81506

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AgFeed Industries, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011 within the prescribed time period without unreasonable effort or expense.  As previously disclosed, on September 29, 2011, the Company announced that its board of directors appointed a special committee of the board of directors (the “Special Committee”) to investigate the accounting relating to certain of the Chinese farm assets (acquired during 2007 and 2008) used in the Company’s Chinese hog production business, the validity and collectability of certain of the Company’s accounts receivable relating to its Chinese animal nutrition business, and any other issues that may arise during the course of its investigation (the “Investigation”).  The Special Committee engaged the law firm of Latham & Watkins (“L&W”) to serve as its independent counsel in connection with the Investigation, and L&W retained the forensic accounting firm of FTI Consulting to serve as its forensic accounting advisor.  The Special Committee has not completed the Investigation or arrived at any final conclusions.  The Special Committee continues its investigation, and no assurance can be provided as to when the Investigation will be completed.  Due to the ongoing investigation, the Company is unable to predict when it will be in a position to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011.  The Company intends to submit such filing as soon as practicable after completion of the Investigation by the Special Committee.

Safe Harbor Statement

This notice contains certain “forward-looking statements” relating to the business of the Company and its subsidiary companies.  All statements, other than statements of historical fact included herein are “forward-looking statements” including statements regarding: the conduct, timing, duration and outcome of the Investigation of the Special Committee; the Company's business and operations; business strategy, plans, and objectives of the Company and its subsidiaries; and any other statements of non-historical information.  These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions and involve known and unknown risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.  Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.  For additional information and risk factors that could affect the Company, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Clayton T. Marshall	515	233-1220

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No     ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No**     ☐   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**  Given that the Investigation by the Special Committee is ongoing, the Company cannot at this time predict whether that Investigation will require any adjustments to the Company’s financial statements for the period ended September 30, 2011 and, if so, is unable at this time to reasonably estimate whether any significant change in its results of operations for the quarter ended September 30, 2010 will be reflected by the earnings statements to be included in its Quarterly Report on Form 10-Q for the period ended September 30, 2011.

AgFeed Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2011	By	/s/ Clayton T. Marshall
Name: Clayton T. Marshall
Title: Chief Financial Officer